CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

James Lopez

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

April 21, 2022

Re:	Here Collection LLC
Offering Statement on Form 1-A Post-Qualification Amendment No. 1
Filed March 14, 2022
File No. 024-11750

Dear Mr. Lopez:

We acknowledge receipt of comments in your letter of April 8, 2022 regarding Post-Qualification Amendment No. 1 to the Offering Statement of Here Collection LLC (the “Company”), which we have set out below together with our responses.

Post-Qualification Amendment No. 1 filed March 14, 2022

General

1.	We note that Here Acquisitions acquired the Largo Property on July 29, 2021, made renovations to the property, and first listed the property for vacation rental on August 12, 2021. As it appears that the Largo Property has rental operations that exceed three months, please tell us how you determined it was unnecessary to provide historical financial statements for this property. Alternatively, please revise your offering circular to include such financial statements. Refer to Part F/S of Form 1-A for financial statements requirements.

As the Staff notes in its comment, Here Acquisitions LLC acquired the property at 1989 Loraine Rd., Largo, FL 33774 from a third party seller on July 29, 2021.  As noted in our response dated January 28, 2022, to the Staff’s comment letter dated January 5, 2022 regarding the Offering Statement of Company filed December 13, 2021, the Company was advised that, prior to that time, the property was a residential property, not operating as a business, and without any leasing history.  As a result, when the Company’s Post-Qualification Amendment No. 1 was filed on March 14, 2022, there were no financial statements applicable to the property for the fiscal year ended December 31, 2020 or for the six-months ended June 30, 2021, the periods for which financial statements were required in the Offering Circular included in the Company’s Post-Qualification Amendment No. 1.

The Company has now included audited financial statements for the Largo Property as of and for the period from its inception through December 31, 2021, along with the Company’s audited financial statements as of and for the period from its inception through December 31, 2021.

2.	Please tell us how you determined it was unnecessary to present pro forma financial information for the expected acquisitions of the Largo property and the Big Bear Property. Alternatively, revise your filing to include such information. Reference is made to Rule 8-05 of Regulation S-X.

As noted above, when the Company’s Post-Qualification Amendment No. 1 was filed on March 14, 2022, there were no financial statements applicable to the Largo property for the fiscal year ended December 31, 2020 or for the six-months ended June 30, 2021, the periods for which financial statements were required in the Offering Circular included in the Company’s Post-Qualification Amendment No. 1. As a result, there were no financial statements for the Largo property with which to present pro forma financial statements. With respect to the Big Bear property, as the Company noted in “The Company’s Business – Property Overview – Series #2,” “[t]he sellers of the [Big Bear] property are unaffiliated third parties and the property was used as their residence, not a rental property.” As the property was a residential property, not operating as a business, there is no applicable leasing history with which to prepare financial statements or related pro formas.

The Company has now included pro forma financial statements reflecting the Company’s proposed acquisition, as of December 31, 2021, of the Largo Property in Note 6 to the Company’s financial statements as of and for the period from its inception through December 31, 2021.

Please note that the Company has also included information regarding Series #3, Series #4 and Series #5 and the relevant properties expected to be acquired by these Series in its Post-Qualification Amendment No. 2 to its Offering Statement on Form 1-A. As we state under the discussion for each of these Series under “The Company’s Business – Property Overview”, the respective properties would be acquired from unaffiliated third parties and each of these properties was used as a private residence, not a rental property. As a result, there is no prior leasing history for any of these properties with which to prepare financial statements or pro forma financial statements.

Summary, page 2

3.

Please revise the narrative disclosure accompanying the organizational chart to explain the timing, mechanics, sourcing and costs of properties to be held by each Series. In this regard, we note the statement on page 2 that “owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series.” Please reconcile with what appear to be significant qualifications, such as (1) the provision in Section 5 of the Property Management Agreement that the Series will indemnify the manager and (2) the statement on page 5 that certain fees, costs and expenses incurred by the company will be borne by the several Series and that “a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit.” With respect to the costs, please include a summary of all fees to be reimbursed or paid to the manager and others, including the Sourcing Fee, Property Management Fee, $25,000 and other fees to Dalmore, etc. Explain how the Sourcing Fee and other amounts paid to related parties are calculated, including any markups, and the extent to which costs and fees may be higher than available from unaffiliated third parties.

The Company has revised its disclosure in response to the Staff’s comment. Please see “Summary” and “The Company’s Business – Allocations of Expenses.” We note that each Series enters into a separate Property Management Agreement specifically related to the property to be owned by such Series and, therefore, the Company would note that the fees and related contractual obligations under each such Property Management Agreement, including liabilities that may arise under the indemnification provisions, are expenses and liabilities only of the specific Series that entered into the Series-specific Property Management Agreement.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Ronald (Ron) E. Alper, Securities and Exchange Commission Robert Telewicz, Securities and Exchange Commission Jennifer Monick, Securities and Exchange Commission Andrew Stephenson, CrowdCheck Law LLP

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